Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated August 12, 2010, except for Note 19, as to which the date is November 4, 2010, relating to the consolidated financial statements of Gevo, Inc. and its subsidiaries (the “Company”) (which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs referring to the Company’s status as a development stage enterprise and the change in the method of accounting for preferred stock warrants), appearing in the Prospectus filed with the Securities and Exchange Commission by the Company pursuant to Rule 424(b)(4) under the Securities Act of 1933 on February 10, 2011, relating to the Company’s Registration Statement No. 333-168792 on Form S-1.

/s/ Deloitte & Touche, LLP

Denver, Colorado

March 11, 2011